						Exhibit 12(f)

Entergy Texas, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					September 30,

	2003	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest	$76,812	$65,220	$59,882	$70,479	$85,250	$82,746
Interest applicable to rentals	5,183	4,255	2,299	2,356	3,572	2,202

Total fixed charges, as defined	81,995	69,475	62,181	72,835	88,822	$84,948

Earnings as defined:
Net Income	$12,038	$51,136	$48,916	$54,137	$58,921	$74,268
Add:
Provision for income taxes:
Total	5,489	23,318	17,192	27,325	36,249	43,117
Fixed charges as above	81,995	69,475	62,181	72,835	88,822	84,948

Total earnings, as defined	$99,522	$143,929	$128,289	$154,297	$183,992	$202,333

Ratio of earnings to fixed charges, as defined	1.21	2.07	2.06	2.12	2.07	2.38